Amendment To The Investment Sub-Advisory Agreement
Among Jackson National Asset Management, LLC,
The London Company of Virginia, LLC, and
Jackson Variable Series Trust

This Amendmentis made by and among Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser ("Adviser"), The London Company of Virginia, LLC, a Delaware limited liability company and registered investment adviser ("Sub-Adviser"), and Jackson Variable Series Trust, a Massachusetts business trust ("Trust").

 Whereas, the Adviser, the Sub-Adviser, and the Trust entered into an Investment Sub-Advisory whereby the Sub-Adviser was appointed to provide certain sub-investment advisory services to an investment portfolio (the "Fund") of the Trust, which Fund is listed on Schedule A to the Agreement.

Whereas, the parties have agreed to amend Section 17(b), "Notice." to change the address of the Sub-Adviser that is designated for notices and other writings.

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement to delete Section 17(b) entitled "Notice." in its entirety and replace it with the following:

b)	To Sub-Adviser:
The London Company
1800 Bayberry Court, Suite 301
Richmond, VA 23226
Attention: Melissa Carlucci
E-mail: mcarlucci@tlcadvisory.com

This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Adviser, the Sub-Adviser, and Trust have caused this Amendment to be executed, effective as of March 22, 2016.

Jackson National Asset Management, LLC	The London Company of Virginia, LLC

By: /s/ Mark D. Nerud	By: /s/ Melissa Carlucci
Name: Mark D. Nerud	Name: Melissa Carlucci
Title: President and Chief Executive Officer	Title: Principal, COO

Jackson Variable Series Trust

By: /s/ Adam C. Lueck
Name: Adam C. Lueck
Title: Assistant Secretary